SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): AUGUST 11, 2008

THE ARISTOTLE CORPORATION
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	**0-14669**	**06-1165854**
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NUMBER)	(I.R.S. EMPLOYER IDENTIFICATION NO.)

96 CUMMINGS POINT ROAD, STAMFORD, CONNECTICUT
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

06902
(ZIP CODE)

(203) 358-8000
(REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On August 11, 2008, The Aristotle Corporation issued a press release announcing financial results for the quarter ended June 30, 2008, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit 99.1 - Press release of The Aristotle Corporation, dated August 11, 2008.

The information in this Form 8-K and the Exhibit attached hereto shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, unless expressly set forth by specific reference in such filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ARISTOTLE CORPORATION
(Registrant)

By: /s/ H. William Smith

Name: H. William Smith
Title: Vice President, General Counsel
            and Secretary

Date: August 11, 2008

EXHIBITS

Exhibit 99.1 Press release issued August 11, 2008.

Exhibit 99.1

For Immediate Release   News Release
Contacts:
Bill Smith or Dean Johnson
The Aristotle Corporation
Phone: (203) 358-8000 or (920) 563-2446
Fax: (203) 358-0179 or (920) 563-0234
wsmith@ihc-geneve.com
int@enasco.com

The Aristotle Corporation Announces
2008 Second Quarter and Six Month Results

Stamford, CT, August 11, 2008 - The Aristotle Corporation (NASDAQ: ARTL; ARTLP) announced today its results of operations for the second quarter and six months ended June 30, 2008.

For the second quarter ended June 30, 2008, net earnings applicable to common stockholders were $4.5 million, or $.25 per diluted common share, versus $3.9 million, or $.23 per diluted common share, in the second quarter of 2007. Net earnings applicable to common stockholders for the first six months of 2008 were $7.3 million, or $.41 per diluted common share, compared to $6.3 million, or $.36 per diluted common share, for the comparable six months of 2007.

Second quarter net sales in 2008 increased 1.1% to $56.8 million from $56.2 million in the second quarter of 2007. Earnings from operations improved by 9.2% in the second quarter of 2008 to $10.5 million (including a $.7 million insurance recovery), equating to 18.6% of net sales. In the same quarter of 2007, earnings from operations totaled $9.7 million, or 17.2% of net sales.

For the six months ended June 30, 2008, net sales increased 2.7% to $107.2 million from $104.4 million for the six months ended June 30, 2007. Earnings from operations increased 9.6% to $18.6 million (including the insurance recovery) in the first six months of 2008, or 17.4% of net sales. In comparison, earnings from operations for the first six months of 2007 were $17.0 million, or 16.3% of net sales.

Steven B. Lapin, Aristotle's President and Chief Operating Officer, stated, "Your Company is pleased to report net sales increases for the 2008 second quarter and year-to-date versus the comparable 2007 periods despite this year's general economic slowdown throughout the U.S., and that, as a result of management's diligent attention to cost controls, the growth in operating income has continued to exceed the growth in net sales."

Dean T. Johnson, Aristotle's Chief Financial Officer, added, "Gross margins for the three and six month periods ended June 30, 2008 were 39.3% and 39.4%, respectively, compared to 38.4% and 38.8% in the same periods of 2007. The improvement in 2008 is primarily due to management's purchasing strategies implemented in the fourth quarter of 2007 and first quarter of 2008 which have been designed to maximize returns on inventory investments and to limit effects of petroleum-related cost increases."

About Aristotle

The Aristotle Corporation, founded in 1986, and headquartered in Stamford, CT, is a leading manufacturer and global distributor of educational, health, medical technology and agricultural products. A selection of over 80,000 items is offered, primarily through more than 45 separate catalogs carrying the brand of Nasco (founded in 1941), as well as those bearing the brands of Life/Form®, Whirl-Pak®, Simulaids, Triarco, Spectrum Educational Supplies, Hubbard Scientific, Scott Resources, Haan Crafts, To-Sew, CPR Prompt®, Ginsberg Scientific and Summit Learning. Products include educational materials and supplies for substantially all K-12 curricula, molded plastics, biological materials, medical simulators, health care products and items for the agricultural, senior care and food industries. Aristotle has approximately 900 full-time employees at its operations in Fort Atkinson, WI, Modesto, CA, Fort Collins, CO, Plymouth, MN, Saugerties, NY, Chippewa Falls, WI, Otterbein, IN and Newmarket, Ontario, Canada.

There are 18.0 million shares outstanding of Aristotle common stock (NASDAQ: ARTL) and 1.1 million shares outstanding of Series I preferred stock (NASDAQ: ARTLP); there are also 11.0 million privately-held shares outstanding of Series J preferred stock. Aristotle has about 4,000 stockholders of record.

Further information about Aristotle can be obtained on its website, at *aristotlecorp.net*.

Safe Harbor under the Private Securities Litigation Reform Act of 1995

To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks that could cause actual results to differ materially from those projected or suggested in such forward-looking statements. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following: (i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle on a timely basis to find, prudently negotiate and consummate additional acquisitions; (iii) the ability of Aristotle to manage any to-be acquired businesses; (iv) there is not an active trading market for the Company's securities and the stock prices thereof are highly volatile, due in part to the relatively small percentage of the Company's securities which is not held by the Company's majority stockholder and members of the Company's Board of Directors and management; (v) the ability of Aristotle to retain its Federal net operating tax loss carryforward position and other deferred tax positions; and (vi) other factors identified in Item 1A, Risk Factors, contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2007. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K, 10-K/A, 10-Q and 8-K.

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

		Three Months Ended June 30,		Six Months Ended June 30,	
		2008	**2007**	**2008**	**2007**
Net sales	$	56,794	56,202	107,226	104,426
Cost of sales		34,457	34,631	64,993	63,892
Gross profit		22,337	21,571	42,233	40,534
Selling and administrative expense		11,791	11,917	23,617	23,544
Earnings from operations		10,546	9,654	18,616	16,990
Other (expense) income:					
Interest expense		(285)	(363)	(573)	(689)
Other, net		358	412	590	763
		73	49	17	74
Earnings before income taxes		10,619	9,703	18,633	17,064
Income tax expense (benefit):					
Current		4,006	2,383	6,334	3,906
Deferred		(14)	1,220	673	2,539
		3,992	3,603	7,007	6,445
Net earnings		6,627	6,100	11,626	10,619
Preferred dividends		2,156	2,157	4,312	4,316
Net earnings applicable to common stockholders	$	4,471	3,943	7,314	6,303
Earnings per common share:					
Basic	$	.25	.23	.41	.36
Diluted	$	.25	.23	.41	.36
Weighted average common shares outstanding:					
Basic		17,962,706	17,454,704	17,961,873	17,361,153
Diluted		17,971,444	17,487,936	17,972,490	17,392,101

THE ARISTOTLE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

Assets		June 30, 2008 (unaudited)	December 31, 2007	June 30, 2007 (unaudited)
Current assets:				
Cash and cash equivalents	$	6,444	5,604	7,423
Marketable securities		3,195	3,335	1,910
Investments		21,656	18,150	15,423
Accounts receivable, net		20,902	15,631	21,934
Inventories, net		48,215	42,297	45,618
Prepaid expenses and other		5,034	9,611	5,080
Deferred income taxes		1,879	2,484	2,680
Total current assets		107,325	97,112	100,068
Property, plant and equipment, net		28,603	27,476	26,839
Goodwill		14,358	14,476	14,185
Deferred income taxes		5,646	5,646	8,188
Investments		4,318	4,279	-
Other assets		604	446	332
Total assets	$	160,854	149,435	149,612
Liabilities and Stockholders' Equity				
Current liabilities:				
Current installments of long-term debt	$	303	305	294
Trade accounts payable		11,762	10,500	12,040
Accrued expenses		7,191	6,765	6,743
Income Taxes		240	-	922
Accrued dividends payable		2,156	2,156	2,157
Total current liabilities		21,652	19,726	22,156
Long term debt, less current installments		11,506	8,655	15,317
Long term pension obligations		2,617	2,944	4,303
Other long term accruals		2,449	2,429	2,410
Stockholders' equity:				
Preferred stock, Series I		6,489	6,489	6,549
Preferred stock, Series J		65,760	65,760	65,760
Common stock		180	179	179
Additional paid-in capital		7,683	7,580	6,606
Retained earnings		42,278	34,964	26,360
Accumulated other comprehensive earnings (loss)		240	709	(28)
Total stockholders' equity		122,630	115,681	105,426
Total liabilities and stockholders' equity	$	160,854	149,435	149,612